Exhibit 10.1
January 30, 2007
Jose Felipe
711 Seaview Drive.
Juno Beach, Florida 33408
Dear Jose:
This letter sets forth the agreement between NII Holdings, Inc. (“NII”) and you. It supersedes all of the other agreements and understandings whether in writing or oral and is the basis for our relationship going forward.

1.	Title/Grade:	EX2/President Mercosur Operating as CEO of NII operations in Argentina, Brazil and Chile and other countries as assigned by NII President and COO (“the countries”)

2.	Reporting To:	NII President and COO

3.	Effective Date:	January 1, 2007

4.	Location:	Based in the US in locations mutually agreeable to the NII President and COO and the employee.

5.	Term of Assignment:	Your employment with the Company will be of indefinite duration, terminable at will by either party, with or without cause. This means that you may elect to terminate your employment with the Company at any time, and the Company retains the same rights. This “employment at-will” paragraph operates notwithstanding any other provision of this letter, only the Chief Executive Officer or the Chief Operating Officer have the authority to enter any employment agreement which alters the “at-will” relationship provided for in this paragraph. If either party terminates this Agreement, except for COBRA benefits, all rights and liabilities hereunder will cease. You and the Company agree that the terms of your employment will be governed by the laws of the Commonwealth of Virginia, not by the laws of any other state or foreign country.

6.	Base Salary:	$367,697.04 per year, paid bi-monthly in the United States and subject to U.S. taxes. You will be eligible for a base pay increase in 2007 subject to approval by the Board of Directors.

7.	Hardship Allowance:	A hardship allowance will be paid to compensate you in your travels and time away from home at foreign assignment locations. NII will pay you a total of $27,000 per month for your responsibilities and travel hardship. The payments, which are subject to US taxes, will be paid out of the US.

8.	Incentive Bonus:	You will be eligible to receive an annual bonus of 50% of your annual subject to the terms and conditions of the Company bonus plan. The annual bonus is normally paid during the 1st quarter of the following year. The Compensation Committee of the Board of Directors has final approval and authority with regard to terms and conditions of the Plan.

9.	Tax Equalization:	Section 9 of the employment agreement dated February 5, 2004 will apply for the year 2006.

10.	Tax Counseling:	To ensure that tax is paid as and when required, the Company has retained international tax consultants to assist in the preparation and filing of US federal, foreign and state (if applicable) income tax returns. Only the consultants designated may be used. This service will remain in place until all outstanding tax issues are resolved following your repatriation at the end of 2006.

11.	Company Car:	While you are traveling for business in your assigned countries of responsibility, NII will provide you with a company car and driver commensurate with your position in the countries.

12.	Air Transportation:	NII will pay the cost of air transportation (First Class) to and from the countries and between the countries for you and your wife during the assignment. Any taxes due as a result of these payments would be paid by NII.

13.	Vacation:	You are entitled to five weeks vacation per calendar year prorated for any partial years of employment in accordance with NII’s vacation policy.

14.	Holidays:	You are entitled to 10 holidays per year.

15.	Insurance & Benefits:	You will be eligible for the NII standard insurance and benefit plan.

16.	Expenses:	All expenses that you incur on behalf of the Company, which are directly related to your work, will be reimbursed by NII based on the reimbursement policy in place with properly completed documentation and prior approvals. The cost of lodging, meals and incidental expenses for you and your wife would be covered by NII during the travel to the countries. NII would assume any taxes arising from these payments. The gross-up for the travel expenses for your wife will be reviewed at the end of June 2007 and may be changed at that time.

17.	Stock Options:	Your stock options will continue to vest as long as you are an employee of the company. Periodically, the NII Board will award stock options to key employees. If the board awards options, you will be considered for a stock option grant by the board commensurate with your job responsibilities and performance.

18.	Continuing Education:	NII will directly pay or reimburse you for the cost of any continuing education, including necessary travel expenses, to fulfill the requirement to maintain your US CPA status.

19.	Termination of Employment:	As a US based employee, should you experience an involuntary separation of employment through no fault of your own, you will be eligible under the benefits provided by NII Holding’s “Severance Benefits” policy. Additionally, if you resign as a result of any forced substantial change to duties and responsibilities, or residence, this will be considered termination for these purposes.
It is understood that in case of termination, the Company would pay a minimum of one year base salary and the bonus would be considered earned in full in the year of termination with no pro-rations. This clause would supersede NII’s Severance Benefits policy unless such policy is more beneficial to you. In addition, in the event of termination, the Company agrees to provide for medical insurance for a period of one year from termination.

20.	Financial Responsibilities:	Except as specifically provided in this Agreement, you will be responsible for all financial obligations incurred by you during the term of this assignment.

21.	Non-Competition and Confidentiality	You have an existing Non-Competition and Confidentiality Agreement on file, which you signed on March 30, 2006 and remains in effect.

This Agreement supersedes any and all prior written or oral agreements or understandings concerning such subject matter.
If you have any questions or require additional information, please do not hesitate to contact me at (703) 390-5154. Please sign below where indicated and return two signed copies to me to evidence your agreement as to the above terms. A copy is for your records.

Sincerely,

/s/ Dayna Parker

Dayna Parker
Vice President, Human Resources
NII Holdings, Inc.
I have read and understand the terms and conditions contained in this Agreement and hereby accept and agree to them as partial conditions of my employment with NII Holdings, Inc.

/s/ Jose Felipe

Jose Felipe